UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934

Nitches, Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

65476M109
(CUSIP Number)

Haresh T. Tharani
c/o The Resource Club, Ltd.
1400 Broadway, 33rd Floor
New York, NY 10018
(212) 842-5412

Copies to:

Gregory Katz, Esq.
Thelen Reid & Priest LLP
875 Third Avenue
New York, New York 10022
(212) 603-6775
(Name, Address, and Telephone Number of Person Authorized to
Receive Notices and Communications)

July 1, 2006
(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. /_/

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 65476M109
1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Haresh T. Tharani
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b) x
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY THE REPORTING PERSON WITH	7.	SOLE VOTING POWER	974,760
	8.	SHARED VOTING POWER	0
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE REPORTING PERSON		974,760
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW*		24%
14.	TYPE OF REPORTING PERSON		IN

*  Based on 4,053,507 shares of Common Stock outstanding as of May 31, 2006 as reported in the Company's Report on Form 10-Q filed with the SEC on July 21, 2006.

Item 1.  Security and Issuer.

This statement relates to shares of the common, no par value per share (the “Shares”), of Nitches, Inc., a California corporation (the “Issuer” or “Nitches”), whose principal executive offices are located at 10280 Camino Santa Fe, San Diego, California 92121. The telephone number of the Issuer is (858) 625 - 2633.

Item 2.  Identity and Background.

(i)     Haresh Tharani

(a)-(c) This statement is being filed on behalf of Haresh Tharani (“Tharani”), the controlling equity owner of Taresha, LLC, a New Jersey limited liability company (“Taresha”). Tharani is an individual whose principal address, is 1400 Broadway, 33rd Floor, New York, NY 10018. Tharani is in the apparel business. The principal occupation of Mr. Tharani is Chief Executive Officer of the Resource Club, Ltd.

(d)-(e) The Reporting Person has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Tharani’s business is located in New York, United States of America.

Item 3.    Source and Amount of Funds or Other Consideration

As of July 1, 2006, Tharani received 600,000 shares of Nitches common stock, no par value, at $4.55 per share, in exchange for $2,730,000 in agreed value of the assets of Taresha.

Item 4.    Purpose of Transaction

Tharani, as controlling equity owner of Taresha, acquired these shares for investment purposes only, without any other intention, except that he may singly or with others, acquire additional securities of Nitches or dispose of all or part of the Shares, in open market or privately negotiated transactions, depending upon market conditions and other investment considerations.

Item 5.    Interest in Securities of the Issuer.

(a) Tharani beneficially owns 974,760 shares or 24.04% of the Shares of the Issuer, based upon 4,053,507 Shares outstanding as of May 31, 2006, as reported to the SEC on the latest 10-K of the Issuer on July 21, 2006.

(b) Tharani has sole voting power over 974,760 Shares of the Issuer.

(c) Tharani effected the following transactions since October 24, 2005, the date for which a report has been filed by Tharani on Form 13D:

Date	Amount of Shares Purchased, Sold, or Received	Transaction Effectuated	Price Per Share
February 27, 2006	-50,000	Sold*	$8.1155
March 1, 2006	-5,000	Sold*	$8.0200
March 3, 2006	-15,000	Sold*	$8.7352
March 9, 2006	100,000	Received as a 200% dividend for the 50,000 shares owned before the October 24, 2005 transaction reported in Tharani’s most recent 13D.
March 16, 2006	-5,000	Sold*	$8.0085
March 23, 2006	-5,000	Sold*	$8.1939
March 24, 2006	-5,100	Sold*	$8.2541
March 27, 2006	-15,000	Sold*	$8.3728
March 28, 2006	-5,000	Sold*	$8.5320
March 29, 2006	-4,900	Sold*	$8.0508
April 21, 2006	34,760	Bought*	$5.9727
July 1, 2006	600,000	Received in exchange for Taresha assets

* Bought or sold as an open market transaction.

(d) Not applicable.

(e) Not applicable.

Item 6.    Contracts, Agreements, Understandings or Relationships with Respect to Securities of the Issuer

Not Applicable.

S I G N A T U R E

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: November 13, 2006

/s/ Haresh Tharani
Haresh Tharani